UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

PEN Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

706582 103

(CUSIP Number)

Scott E. Rickert

431 Fairway Dr., Suite 200

Deerfield Beach, FL 33441

844-736-6266

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 706582 103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott E Rickert
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER

250,698,105(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

250,698,105(1)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,733,167
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) The subject securities are held by Rickert Family, Limited Partnership an entity for which Mr. Rickert is the general partner has sole voting and dispositive control. Mr. Rickert disclaims beneficial ownership of 166,964,938 shares for which he does not have pecuniary interest and this filing should not be construed as an admission that the reporting person is the beneficial owner of these securities.

CUSIP No. 706582 103	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

 Reporting person holds Class B Common Stock of PEN Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 431 Fairway Drive, Suite 200, Deerfield Beach, FL 33441. The class B Common Stock is convertible, share for share, at any time at holder’s option into Class A Common Stock of issuer and subject to mandatory conversion under certain circumstances

Item 2. Identity and Background.

(a)	Scott E Rickert

(b)	431 Fairway Dr., Suite 200, Deerfield Beach FL 33441

(c)	Director, CEO and Chairman of PEN Inc.

(d)	No

(e)	No

(f)	United States

Item 3. Source or Amount of Funds or Other Consideration.

The Class B common stock was received under the Agreement and Plan of Merger and Exchange, dated March 10, 2014, as amended, among Applied Nanotech Holdings, Inc., PEN Inc., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. The three part combination closed on August 27, 2014 and the Class B common stock was issued in exchange for Class B common stock of NanoHolding in the second step of the combination when NanoHolding Inc. merged into NanoMerger Sub Inc. The class B stock of NanoHolding was received in exchange for Units of Class B membership interest in Nanofilm, Ltd. that had been held since the formation of Nanofilm, Ltd. in 1995.

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)(b) 250,698,105. The subject securities are held by Rickert Family, Limited Partnership an entity for which Mr. Rickert is the general partner has sole voting and dispositive control. Mr. Rickert disclaims beneficial ownership of 166,964,938 shares for which he does not have pecuniary interest and this filing should not be construed as an admission that the reporting person is the beneficial owner of these securities.

(c) None

(d)(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

CUSIP No. 706582 103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott E Rickert
Scott E Rickert

Director, CEO and Chairman
Title

September 5, 2014